February 3, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended July 31, 2005
Form 10-Q for the fiscal quarter ended October 31, 2005
File No. 0-23897

Dear Mr. Decker:

We have received your letter dated January 10, 2005 requesting information related to the above reports.  We have prepared detailed responses to the Staff’s comments in the following pages.  The Staff’s comments are restated below in bold italics type, and are followed by the Company’s responses.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2005

General

1.

Where a comment below requests additional disclosures or other revisions please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response: For those responses in which revised disclosure is provided in response to the Staff’s comments the changes have been italicized in bold type for your benefit.  The Company believes that it has provided adequate disclosure in our past filings.  However, as described in more detail below, we plan in several of the items listed below to continue to further enhance our disclosures in future filings as appropriate.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Two

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

Fiscal 2005 Compared to Fiscal 2004, page 15

2.

Please discuss the business reasons for the changes between periods in net sales and operating income from operations of each of your segments.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please show us what your revised MD&A for 2005 as compared to 2004 will look like.  See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response: A revised MD&A excerpt is set out below.

We have reviewed regulation S-K 303(a)(3) in formulating our response.  The Company believes that it has provided adequate disclosure in our past filings, but we will continue to refine our MD&A disclosure in the future.  Revisions like those seen below will be incorporated into our second quarter form 10-Q and future filings.

RESULTS OF OPERATIONS
FISCAL 2005 COMPARED TO FISCAL 2004

          Net sales of the Consumer Products Group for fiscal 2005 were $115,455,000, an increase of 1.3% from net sales of $114,027,000 in fiscal 2004.  The small sales increase was obtained by a 9.3% increase in sales in the Canadian operation and a 4.8% increase in sales in the Co-manufactured products business.  The increase in the Canadian business was driven by private label products, while the increase in the Co-manufactured business came from a new customer.  The core consumer business was consistent compared to fiscal 2004.  Branded cat litter sales were up 1.6% due to the introduction of new products, but private label sales were down 4.6% due to competitive market pressure.  This Group’s operating income decreased 2.9% from $17,532,000 in fiscal 2004 to $17,027,000 in fiscal 2005.  Driving the profit decline was a 4.2% increase in material costs, a 7.1% increase in packaging costs and a 4.7% increase in freight costs.  Transportation and manufacturing fuel costs, along with resin prices have increased as the cost of oil has continued to spiral upward.  Bag stock costs have also increased as the price of paper has increased.  Offsetting part of the operating income decline were both price increases, which helped both operating income and sales and selling expense reductions in the advertising and bad debts expense areas.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Three

          Net sales of the Specialty Products Group for fiscal 2005 were $30,810,000, an increase of 11.0% from net sales of $27,759,000 in fiscal 2004.  Throughout fiscal 2005 the Group reported strong sales growth in bleaching earth and animal health and nutrition products.  Bleaching earth product sales were up approximately 13% for the year, while animal health and nutrition product sales were up approximately 20%.  The growth was experienced both domestically and in the international market place.  The Group experienced solid volume growth, but pricing was relatively flat due to contracts with international edible oil processors, who were able to leverage their global buying power.  The segment’s operating income increased 11.9% from $6,058,000 in fiscal 2004 to $6,781,000 in fiscal 2005.  The profit increase was driven by the strong sales performance.

          Net sales of the Crop Production and Horticulture Products Group for fiscal 2005 were $18,032,000, a decrease of 14.2% from net sales of $21,006,000 in fiscal 2004.  The net sales decrease resulted from reduced orders from the three major agricultural chemical formulators, primarily those formulating chemicals to combat corn rootworm.  These formulators delayed their production start-ups in the first quarter of fiscal 2005 due to inventory carryover from last season and they continued to order less product due to the increasing acceptance of genetically modified and treated seed in the market.  Overall the sales of agricultural products were down approximately 23% as compared to fiscal 2004.  The significant decrease in agricultural carrier production also reduced the availability of the Group’s Flo-Fre product line, which in turn caused a further reduction of sales.  Flo-Fre product sales were down approximately 15% as compared to fiscal 2004.  Partially offsetting some of the sales decline was growth in the Group’s sports field business.  The sports field product sales were up approximately 8% for the year.   The Group’s operating income decreased by 56.5% from $3,092,000 in fiscal 2004 to $1,346,000 in fiscal 2005.  The decrease in operating income was driven by the decline in agricultural carrier sales described above.  The Group also experienced increased manufacturing and freight costs, which could not be fully recovered by price increases.  The volume reduction drove approximately 37% of the decline in income.  Cost increases for materials reduced the Group’s income by approximately 28%.  Packaging and freight cost increases accounted for about 31% of the income reduction.  While general expense increases accounted for about a 4% of the reduction.

          Net sales of the Industrial and Automotive Products Group for fiscal 2005 were $23,571,000, an increase of 3.8% from net sales of $22,719,000 in fiscal 2004.  Most of the sales increase was driven by improved sales of generic floor absorbent products.  The sales of branded floor absorbent in fiscal 2005 were flat as compared to fiscal 2004.   The Group reported an operating loss of $267,000 for fiscal 2005 compared to a loss of $452,000 for fiscal 2004.  Selling price increases were partially offset by increased manufacturing and freight costs.  Transportation and manufacturing fuel costs and resin prices have increased with the cost of oil.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Four

Liquidity and Capital Resources, page 17

3.

You disclose that you accounted for $1.2 million in cash grants on a “net” grant accounting basis, thus showing no cash inflow or capital expenditure outflow.  Please tell us what accounting literature you relied on in determining your presentation.

Response: To our knowledge there are currently no U.S. accounting pronouncements that specifically address government grants.  In absence of an authoritative pronouncement, the Company looked to other sources for analogous standards to our circumstances.  IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance and Government Grants specifies in paragraph 27 a net approach to account for and disclose assets that have been impacted by government grants.  This net approach recognizes the income statement impact over the depreciable life of the asset.  We have elected the method that allows for the deduction of the grant in determining the carrying amount of the asset(s).

We have also considered paragraph 28 of the guidance.  As you have noted, we have disclosed on page 17 in the Liquidity and Capital Resources section of the 2005 10-K, a discussion of the grant and the accounting (see below):

          “During fiscal 2005, the Company received approximately $1,200,000 in cash grants from the State of Illinois, so that it could enhance is processing capabilities at the Mounds, Illinois production facility.  These funds were accounted for on a “net” grant accounting basis, therefore they were not shown as a cash in-flow, or a capital expenditure outflow.  As of July 31, 2005, the grant funds were completely utilized.”

We do not believe that the value of the grant and its use, which generally happened in the same year, to be a “major movement” as discussed in paragraph 28 of IAS 20.  However we disclosed the amount to aid the understanding of the grant and the cash flows of the Company.

4.

Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Five

Response: The Company has reviewed SEC interpretive release No. 33-8350.  Typically the Company does not have major business changes that create liquidity disclosure considerations.  We have in the past highlighted the major items that impact this area.  However we have not broken those comments out into the major categories as described in the release.  Beginning with the second quarter Form 10-Q we will highlight the major sections to provide further clarity for the readers of the reports.

Contractual Obligations, page 17

5.

Please revise your table of contractual obligations to include payments you are obligated to make under your interest rate swap agreements.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response: Because the contractual obligations associated with the interest rate swaps were less than $50,000, at July 31, 2005 the Company believes that inclusion of the interest rate swaps is not necessary for the transparent presentation of its contractual obligations for the organization.  The Company will consider future disclosure if the amounts become material.

Item 7a – Quantitative and Qualitative Disclosures about Market Risk, page 24

6.

Please provide us with additional information to help us understand why you believe quantitative disclosures for both your foreign currency and interest rate risks are not required, or provide the disclosure required by Item 305 of Regulation S-K.  Please refer to the appendices to Item 305 for suggested formats for presentation of the information.

Response: The Company believes that it has addressed both items appropriately in Items 7a and also has addressed these items as part of its debt disclosures in Note 4 of the Notes to the Consolidated Financial Statements in the fiscal 2005 Form 10-K.

We believe that our currency risk is immaterial as it relates to its foreign receivables given the fact that the foreign receivables held by the Company, but not its foreign subsidiaries, which were denominated in foreign currency at July 31, 2005 were only approximately $740,000.  Also, as disclosed in the Foreign Operations section of the MD&A, the Company’s foreign subsidiaries generate only a small portion of the consolidated sales and an even smaller portion of the consolidated income.  The Company will consider future disclosures if the size of the operations expand and the amounts become material.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Six

In analyzing the interest rate risk factors of the organization, the Company first looked at the composition of its long-term debt.  The Company has very little variable interest rate debt.  At July 31, 2005, approximately $20,500,000 of the $23,320,000 of long-term debt was stated at a fixed interest rate.  Much of the remaining variable rate long-term debt is industrial revenue development bonds that have carried very low interest rates in the past.  For example, the fiscal 2005 interest rate was only 2.15%.  In addition, the Company had a $7,500,000 revolving credit facility available for use at July 31, but none of that facility was utilized.  The Company will consider providing additional Item 7a disclosures in the future as appropriate.

Item 8 – Financial Statements

Consolidated Statements of Stockholders’ Equity, page 28

7.	Please revise your statement of stockholders’ equity to include columns disclosing the changes in the number of shares outstanding and held as treasury stock.

Response: While the Company believes the statement of stockholders’ equity currently reflects sufficient information for the changes in the balances to be understood, we will add new columns in our fiscal 2006 10-K that depicts the changes in the number of shares associated with the shares outstanding and treasury stock.

8.	Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Response: The Company believes that the current disclosure accurately presents the tax implications of Other Comprehensive Income, because most of the comprehensive income is related to currency translation adjustments for permanently reinvested foreign earnings for which no deferred taxes are provided.  Therefore, no tax effect was required on these amounts in fiscal 2005.  In fiscal 2005 there was $38,000 of comprehensive income associated with unrealized gains on investments.  The Company believes that the tax implication of this item was immaterial.  The Company will consider additional disclosure in the future as appropriate.

Consolidated Statement of Cash Flows, page 29

9.

Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.  See paragraph 25 of SFAS 95.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Seven

Response: The Company has reviewed SFAS 95, paragraph 25 to determine the presentation requirements.  We believe that the effect of exchange rates changes on the cash balances held in foreign currencies to be immaterial.  We have calculated the currency average impact on cash flow for the fiscal years of 2003 to 2005 to be approximately $228,000.  However, beginning with the second quarter Form 10-Q in fiscal 2006 we will present an additional disclosure for the foreign currency impact on the Company’s Consolidated Cash Flow Statement.

Note 1 – Summary of Significant Accounting Policies, page 30

General

10.	Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Response: The Company has considered SFAS 128 paragraphs 10 and 13 in determining its presentation of the financial statements.  At July 31, 2005, there were only 5,000 restricted shares outstanding.  The Company prepares its EPS calculation consistent with “contingently issuable shares” provision of paragraph 10 of the guidance.  There were no antidilutive implications as detailed in paragraph 13 of the statement.  In the future the Company will consider adding a statement in its significant accounting policies if the restrictive shares become significant to the presentation of the financial statements.

11.

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

	•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Eight

Response: The Company will consider adding to Note 1 to the Consolidated Financial Statements in future 10-K filings a further disclosure of the components of Cost of Goods Sold and Selling and General and Administrative expenses in its summary of significant accounting policies.

The Company’s cost of goods sold includes all manufacturing costs, inbound and outbound freight costs, inspection costs, purchasing costs associated with materials and packaging used in the production processes, warehousing and distribution costs.  These costs include both expenses for these processes as well as salaries, wages and benefits of the individuals who support these functions.

The Company includes in Selling, General and Administrative Expenses all the salaries, wages and benefits associated with the staff outside the manufacturing and distribution functions, all marketing related costs, any miscellaneous trade spending expenses that are specifically not required to be included in Consolidated Net Sales, research and development costs and all other non-manufacturing and non-distribution expenses.

Based on the above, the Company does not believe it needs to include the additional disclosure that you have highlighted in the Staff’s comment. We believe that our gross margins are comparable to other companies in our industry.

12.	Please disclose how you account for your investments in debt securities. Please also include the disclosures required by paragraphs 19-22 of SFAS 115, as applicable.

Response: As seen in the fiscal 2005 financial statements, the Company’s investment in debt securities only amounted to $392,000 at July 31, 2005.  The Company will consider including the following as an additional item in Note 1 to the Consolidated Financial Statement of the fiscal 2006 Form 10-K:

Investments in Debt Securities:

The Company occasionally purchases as investments certain debt securities of highly rated U.S. corporations.  The securities are reported as current or long-term depending on the maturity of the instrument.  The Company classifies these investments as held-to-maturity and measures them on an amortized cost basis, as the Company has both the intention and ability to hold these investments to maturity.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Nine

Intangibles and Goodwill, page 32

13.	Please ensure that you meet all disclosure requirements set forth in paragraphs 44-46 of SFAS 142.

Response: The Company has reviewed paragraphs 44 through 46 of SFAS 142 and believes that the statement in Note 1 and the presentation on the Consolidated Balance Sheet in the “Other Assets” section has fulfilled the requirements of the pronouncement for the fiscal years ending July 31, 2005 and 2004 in all material respects.  However, the Company will enhance its disclosure in the fiscal 2006 to further identify any major intangible asset classes which may exist at the time of the filing.

Note 6 – Income Taxes, page 41

14.	Please disclose the expiration dates of your alternative minimum tax credit carryforwards. See paragraph 48 of SFAS 109.

Response: The Company will expand its description in Note 6 of the fiscal 2006 10-K to include the fact that the tax credit carryforwards have an indefinite life.  A possible revision is listed below:

At July 31, 2005, for federal income tax purposes there were alternative minimum tax credit carryforwards of approximately $2,300,000.  A valuation allowance has been established for $1,784,000 of the deferred tax benefit related to the AMT tax credits since it is more likely than not that the benefit will not be realized.  The alternative minimum tax credit carryforwards of $2,300,000 can be carried forward indefinitely or until utilized.

Note 12 – Leases, page 48

15.

Please tell us if your leases have (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions.  If so, please tell us how you account for these items.

Response: Generally the leases the Company enters into do not have the clauses you have specified.  There is one exception to that general rule and it relates to the office lease of the Company’s corporate headquarters.  That lease has both a leasehold improvement and an other lease concession section.  In both cases, benefit(s) derived from the lease provisions are deferred and amortized over the term of the lease, so that the benefits are properly matched with the expenses and the lease expense is recognized on a normalized basis.  This treatment is consistent with current accounting guidance.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Ten

Item 9A – Controls and Procedures, page 54

16.	Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003.

17.

We note that you have determined that your disclosure controls and procedures “are effective for gathering, analyzing, and disclosing the information (you are) required to disclose in reports filed under the Act.”  This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in (your) filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

18.

If true, please revise your disclosure to confirm that you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report as indicated in your certifications.  Please also confirm whether there were any changes in your internal controls over financial reporting during the fourth fiscal quarter, rather than subsequent of the date of your evaluation.  Please refer to Items 307 and 308(c) of Regulation S-K.  Please note that this comment also applies to your quarterly filings on Form 10-Q.

Response: The Company will update the controls and procedures note’s language in the second quarter 10-Q to reflect the revised guidance which became effective on August 14, 2003 in release 33-8238 as shown below:

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Eleven

ITEM 9A – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

(a)     Evaluation of disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report, and concluded that disclosure controls and procedures were effective to ensure that information Oil-Dri is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by Oil-Dri in the reports that it files or submits under the Exchange Act is accumulated and communicated to Oil-Dri’s management, including its Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)     Changes in internal control over financial reporting.  During the quarter ended July 31, 2005, there were no changes in Oil-Dri’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, Oil-Dri’s internal control over financial reporting.

Exhibit 31

19.

Please revise your certifications to conform to the exact language of Item 601(b)(31) of Regulation S-K.  See also the SEC Release No. 34-46427.  Please note that this comment also applies to your quarterly filings on Form 10-Q.

Response: The Company has reviewed Item 601(b) (31) and our EXHIBIT 31 and has updated the language in our exhibit to exactly match the published requirements.  We will include this updated language in our second quarter 10-Q.  An amended certification is presented below for your review:

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Twelve

CERTIFICATIONS PURSUANT TO RULE 13a -14(a) UNDER THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

I.	I, Daniel S. Jaffee, Chief Executive Officer of Oil-Dri Corporation of America, certify that:

	1.	I have reviewed this annual report on Form 10-K of Oil-Dri Corporation of America (the “registrant”  ~~“Oil-Dri”~~);

2.

Based on my knowledge, this ~~annual~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this ~~annual~~ report;

3.

Based on my knowledge, the financial statements, and other financial information included in this ~~annual~~ report, fairly present in all material respects the financial condition, results of operations and cash flows of Oil-Dri as of, and for, the periods presented in this ~~annual~~ report;

4.

The registrant’s ~~Oil-Dri’s~~ other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant ~~Oil-Dri~~ and ~~we~~ have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant ~~Oil-Dri~~, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s ~~Oil-Dri’s~~ disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of July 31, 2005 based on such evaluation; and

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Thirteen

d.

Disclosed in this report any change in the registrant’s ~~Oil-Dri’s~~ internal control over financial reporting that occurred during the registrant’s ~~Oil-Dri’s~~ fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s ~~Oil-Dri’s~~ internal control over financial reporting; and

5.

The registrant’s ~~Oil-Dri’s~~ other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s ~~Oil-Dri’s~~ auditors and the audit committee of the registrant’s ~~Oil-Dri’s~~ board of directors:

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ~~Oil-Dri’s~~ ability to record, process, summarize and report financial information; and

	b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s ~~Oil-Dri’s~~ internal control over financial reporting.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2005

General

20.	Please address the above comments in your interim filings as well.

Response: As discussed above the Company will update its second quarter 10-Q as appropriate to reflect the changes.

Item 1 – Financial Statements

Note 4 – Recently Issues Accounting Standards and Other Matters, page 10

21.	Please tell us the current status of your evaluation of the anticipated effects of adopting EITF 04-06, “Accounting for Stripping Costs in the Mining Industry.”

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Fourteen

Response: The Company is still reviewing and considering the implications of EITF 04-6.  However, on November 22, 2005 the EITF met to reconsider 04-6 and also to consider several comment letters on the guidance from various large mining firms.  Generally the mining firms highlighted the fact that 04-6, as written, seemed to conflict with ARB 43 and the “Matching Principle”, both of which have provided fundamental guidance to the accounting profession.  The Agenda Committee of the EITF decided on November 22, 2005 not to add this issue to the EITF’s agenda.  Therefore it is the Company’s belief that once 04-6 becomes effective, which for the Company will be the first quarter of fiscal 2007, the Company may have to report a write-off related to a change in accounting principle, which would reflect the value of the balance of its Prepaid Overburden Expense.

It is the Company’s intention to further research the recent developments of this pronouncement and once a final determination is made to disclose a summary of the relevant facts in either a Form 10-Q or 10-K as appropriate.

Note 5 – Segment Reporting, page 11

22.

You previously disclosed, in your annual report on Form 10-K, that you had four reportable segments:  the Consumer Products Group, the Specialty Products Group, the Crop Production and Horticulture Group, and the Industrial and Automotive Products Group.  It appears that these four groups represent at least four separate operating segments as defined in paragraph 10 of SFAS 131.  Please provide us with more information regarding your conclusion that you now have two reportable segments.  If you satisfy the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments into two reportable segments, please provide us with an analysis supporting this conclusion.  Your analysis should compare the economic characteristics of your aggregated operating segments, including margins.  In this regard, we note your statement on page 37 of your annual report on Form 10K that each of the four groups has different economic characteristics.  Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Response: To better understand the move to two reportable segments, the Staff must have a management level perspective of the organization, as well as its processes and customers.  First from an organizational and customer perspective, the Company reorganized its management team and organizational structure at the end of the first quarter of fiscal 2006.  Management determined that successfully meeting the markets’ needs required the Company to reorganize its product offerings, technical services, marketing and advertising around a customer focus instead of its historical product focus.  The Company created the position of “President, Retail and Wholesale” to manage a new segment, which specifically focuses on customers who resell our products as originally produced to the end customer.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Fifteen

Similarly, the section of the Company’s business that focuses on customers who either use our products as part of their production process or use them as an ingredient in their final finished product was reorganized into the Business to Business (“B to B”) segment.  Currently, the Company’s Chief Executive Officer is fulfilling the presidential leadership role for the B to B segment.  In the future, as this segment expands, further management changes will be considered.

From a production process standpoint it is important to understand that our manufacturing facilities are integrated production processes.  This fact has a significant implication toward the asset allocation decisions of the Chief Executive Officer.  Most of the production facilities manufacture products that span not only both of the business segments but also most of the Company’s product offerings.  From a process flow standpoint, the Company mines clay, processes it, packages it and distributes the finished product.  The mining process is the same for all products.  The production process simultaneously generates multiple product streams that are used in both the B to B segment and the Retail and Wholesale (“R&W”) segment.  The end products are differentiated by heating and additive processes which cross the lines of both segments.  The shared characteristics of the mining and production processes drive asset allocation decisions that impact a broad range of products across both of the business segments.  Certain facilities have some product focus, but generally you can not build an economically viable production facility which only services one or the other of the segments.

Against this background and with the knowledge that the end-customer was the key driver of our structure and future success, the Company approached the evaluation of the new segment format in an organized fashion that built itself first upon the definition of a segment, then upon the aggregation of the segments and finally upon the quantitative thresholds.

Segment Definition

Per FASB 131 paragraph 10, an operating segment is defined as a component of an enterprise that:

1)	That engages in business activities from which it may earn revenues and incur expenses.
2)

Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker  (who may also be a segment manager) to make decisions about resources to be allocated to the segment and assess its performance, and

3)	For which discrete financial information is available.

As discussed above, the Company believes that it currently has two operating segments: R&W and B to B.  Our chief operating decision maker reviews the results of the two operating segments on a monthly basis.  Our financial systems have been designed to provide discrete financial information for the two operating segments.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Sixteen

Segment Aggregation

Per FASB 131 paragraph 17, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principles of FASB131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the products and services
b)	The nature of the production processes
c)	The type or class of customer for their products and services
d)	The methods used to distribute their products or provide their services
e)	If applicable, the nature of the regulator environment, for example, banking, insurance or public utilities.

The Company believes that the two operating segments cannot be aggregated to a single reportable segment.

The R&W segment and the B to B segment follow all of the characteristics described in points a) through d), with point e) being not applicable.  The major point of differentiation between the two segments is the customers and the distribution methods.  As stated above, the R&W segment focuses on customers who are resellers of the products the Company manufactures.  Also as stated above the B to B segment focuses on customers who utilize the product the Company produces as a component or a supplement in their manufacturing processes.  The marketing and technical service attributes of these two segments are significantly different.  The distribution methods are also different for the two segments.

R&W products are typically transported by conventional over-the-road-trucks.  B to B products are transported generally in bulk rail or bulk truck configurations.  B to B customers require detail technical services to fully integrate our products into their production processes.  R&W customers require traditional marketing services that are focused on the end consumer.  These services include coupons, trade promotions and advertising.

One of the critical points that your letter questioned, and that we believe this new format addresses with more transparency to the user, is the margin difference between the segments.  If you refer to Note 5 in the Company’s first quarter Form 10-Q you will clearly see a substantial profitability differential between the two segments.  The income per sales dollar for the R&W segment in the first quarter of fiscal 2006 was just over 5%.  While that same measure for the B to B segment was just over 18%.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Seventeen

Quantitative Thresholds

FASB 131 paragraph 18, requires information to be disclosed about segments that meet certain quantitative criteria, e.g. revenue, assets and profit and loss of each segment are 10% or more than respective totals for these categories.  Information about segments that do not meet the quantitative thresholds may be separately disclosed.

Each of the two new segments meets the 10% criteria and in total they account for 100% of the Company’s business.

Conclusion

The Company believes that the new reportable segments follow the criteria of FASB 131 and the FASB Staff Implementation guidance in questions 7 and 8, while also presenting a more transparent depiction of the Company’s business as seen through the eyes of the Chief Operating decision maker, to the readers of the financial statements.

23.	Please provide us with a copy of the operating results information provided to your chief operating decision maker.

Response: A copy of the operating reports provided to the Chief Operating Decision Maker for the quarter ended October 31, 2005 and our revised organization chart are being furnished to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934. In accordance with such Rule, the Company has requested that these materials be returned to the Company promptly following completion of the Staff’s review thereof.  In addition, the Company has requested that the Commission afford confidential treatment under the Freedom of Information Act to this information pursuant to the provisions of 17 C.F.R. Section 200.83.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities lows of the United States.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Page Eighteen

Response: The Company acknowledges that:

a. it is responsible for the adequacy and accuracy of the disclosures in our filings;

b. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Andrew N. Peterson
Vice President and Chief Financial Officer